Exhibit 99.2

Summary of the Stock Option Exchange Program _________ Under Proposed Amendments to 2000 Performance Compensation Plan and SkyShares - the DeltaShare Stock Option Plan and Pilots Stock Option Plan ___________ Proxy Statement Proposal 3

Introduction At the April 25 shareowners meeting, shareowners will be asked to approve amendments to the SkyShares plans and the management equity compensation plan. If shareowners approve the amendments, Delta could conduct a stock option exchange program for eligible option holders in the SkyShares and management plans. Eligible employees could later decide if they want to participate in a stock option exchange program. If the amendments are not approved by shareowners, eligible employees would not have the opportunity to participate in a stock option exchange program. The following slides summarize the key elements of a stock option exchange program under proposal 3 of Delta's Proxy Statement dated March 25, 2003. For a full description, see pages 34-39 of the Proxy Statement. 2

Why is Delta proposing an option exchange? Stock options provide incentives to retain and motivate employees and align their interests with shareowners. All SkyShares (37.4 million shares) and management options (21.1 million shares) are underwater (i.e., options have an exercise price greater than the stock's current market value). Current market value would have to increase three to seven times for current options to be "in the money". Significantly underwater options do not accomplish the retention and performance incentives and alignment of employee interests with those of shareowners. 3

Two approaches to a stock option exchange: 1. Cancel current options and grant replacement options on the same day. Requires variable accounting and therefore a compensation expense charge to Delta's earnings (FAS 123) 2. Cancel current options and grant replacement options at least 6 months and 1 day after the date of cancellation of current options. Avoids variable accounting (APB 25) Delta is proposing approach #2 above, the "6 month and 1 day" waiting period, to avoid variable accounting for the grant of replacement options. How will the exchange work? 4

Option Exchange Design Elements Exchange Format During an offering period of no less than 20 business days, eligible employees can elect to cancel outstanding options in exchange for a grant of a lesser number of replacement options at least 6 months and 1 day after cancellation of outstanding options. Eligible Options Options granted from 1995 through 2002 at an exercise price of $25 or more. Note that the October 2002 grant at $10.53 is excluded. Exercise Price The exercise price of the replacement options will be the closing price of Delta common stock on the NYSE on the date replacement options are granted (at least 6 months and 1 day after cancellation of outstanding options). 5

Option Term Each replacement option will have a term equal to the remaining term of the associated canceled option. For example, if a canceled option had a term of 3 years and 4 months remaining at cancellation, then the associated replacement option would have a term of 3 years and 4 months from the date of its grant. Exercisability All replacement options granted under SkyShares will become exercisable one year after their grant date. Replacement options granted under the management plan will become exercisable over two years (50% each on the first and second anniversaries of their grant date), and replacement options for executive officers will become exercisable over four years (25% on each of the first four anniversaries of their grant date). Replacement options granted in exchange for the approximately 120,000 outstanding options granted in 1995 will become exercisable in full on the first anniversary of their grant date due to the limited option term remaining at the time the replacement options are granted. Option Exchange Design Elements 6

Exchange Ratios This is a "value-for-value" exchange, i.e., at the time of the Annual Meeting, the aggregate value of options eligible for cancellation is intended to be approximately equivalent to the aggregate value of the replacement options that would be associated with the eligible options. Mercer Human Resource Consulting, a nationally recognized consulting firm, worked with Delta to value the canceled and replacement options and to develop exchange ratios in accordance with standard practice, all of which have been approved by Delta's Board of Directors. The value of the canceled and replacement options and exchange ratios was determined using the Black-Scholes stock option valuation model. 7 Option Exchange Design Elements

Exchange Ratios The exchange of canceled options for replacement options will be based on the following ratios: Tier Grant Date Exchange Ratio 1 1995 - 1999 get 1 replacement option by giving up 3 current options 2 2000 - 2001 get 1 replacement option by giving up 2 current options 3 2002 get 1 replacement option by giving up 1.5 current options Options within a tier must be exchanged on an all-or-nothing basis. All SkyShares options fall within Tier 1. Fractional options will be rounded up to the nearest whole option. Replacement options become exercisable and non-forfeitable on a change in control of Delta. Eligible options include only those granted between 1995 and 2002 with an exercise price of $25 or greater. Option Exchange Design Elements 8

Eligible Participants Eligibility to participate in the exchange program will be generally limited to "eligible employees" of Delta and its wholly-owned subsidiaries who hold eligible options -- active employees and those on military and short-term leaves defined by the Personnel & Compensation Committee of the Board. To be eligible to participate in the program, an employee must be an "eligible employee" on each of the following dates: Date the exchange program commences Last day of the offering period to participate in the exchange Date replacement options are granted Chairman and CEO, Leo Mullin, and other members of the Board of Directors will be excluded from the exchange program. Option Exchange Design Elements 9

Provisions Applicable Only to Replacement Stock Options Granted to Mr. Reid, Ms. Burns, Ms. Escarra and Mr. Colman ("Executive Officers") Executive Officers who participate in the exchange program will: receive only 90% of the replacement stock options to which he or she would be entitled under the exchange ratios be required to hold for one year the underlying common stock received upon exercise of replacement options, subject to limited exceptions. Replacement options granted to Executive Officers will become exercisable in 25% increments on each of the first four anniversaries of their grant date. Option Exchange Design Elements 10